Linda Cvrkel	December 22, 2011

Branch Chief – Legal

Division of Corporate Finance

United States Securities and Exchange Commission

100 F Street, NW

Washington, D.C. 20549

Re:	Speedemissions, Inc.

Form 10-K for the year ended December 31, 2010

Filed March 31, 2011

File No. 000-49688

Dear Ms. Cvrkel:

We are in receipt of your letter dated December 6, 2011 and appreciate your comments to our Form 10-K for the year ended December 31, 2010 filed by Speedemissions, Inc. (the “Company”) on March 31, 2011. We are always looking to improve the financial disclosures that we make as a part of our public filings and look forward to working with you on the enhancements outlined in your letter.

Our responses below are in sequence of your comments in your letter, and each is reprinted in bold and italics prior to our response in order to aid your review.

The adequacy and accuracy of the disclosure in our filings is the responsibility of the Company. We acknowledge that Staff comments, or changes in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. We also acknowledge that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the Federal securities laws of the United States.

Annual Report on Form 10-K for the year ended December 31, 2010

Management’s Discussion and Analysis of Financial Condition and Results of Operations, page 15

Critical Accounting Policies, page 18

1)

We refer to comment 11 of our prior letter dated June 17, 2009 and the company’s response dated June 29, 2009 in which you agreed to provide more robust disclosure concerning your critical accounting policy related to goodwill. As originally requested, we believe your disclosure should include a discussion of why the valuation of goodwill is critical and how any changes in the estimates surrounding this accounting policy may affect your financial statements. Please revise your critical accounting policies section in future annual reports to provide a more robust discussion around the valuation of goodwill, which addresses the following areas:

•	Types of assumptions underlying the most significant and subjective estimates;

•	Sensitivity of those estimates to deviations of actual results from management’s assumptions; and

•	Circumstances that have resulted in revised assumptions in the past.

Refer to SEC Interpretive Release No. 33.-8350 (i.e. FR-72). Your revised disclosure should be consistent with the disclosure in amendment 7 to Form S-1 filed on August 20, 2009.

In response to the Staff’s comment, we will revise our critical accounting policies section in future annual reports to provide a more robust discussion around the valuation of goodwill. Our revised disclosure will be consistent with the disclosure in amendment 7 to Form S-1 filed on August 20, 2009.

Quarterly Report on Form 10-Q for the quarter ended September 30, 2011

Consolidated Balance Sheet, page 4

2)	We note from your statement of operations that sales continued to decline during 2011. We also note from the discussion provided in MD&A that this decline is partially attributable to same store sales decreases. Given the significant decline in the company’s sales levels during 2011 and the resultant impact on the company’s income from operations and net loss for the period, please tell us and revise your critical accounting policies disclosures to indicate whether an updated impairment analysis with respect to the company’s goodwill was performed by the company at September 30, 2011 pursuant to the guidance in ASC 350-20-35-30. If not, please explain whether the company’s actual results for the nine months ended September 30, 2011 are in line with the company’s expectations and with the projections used in the company’s most recently completed impairment analysis at December 31, 2010. We may have further comment upon receipt of your response.

The goodwill reflected on the Company’s balance sheets as of December 31, 2010 and September 30, 2011, relate to the Company’s Utah reporting unit (“Utah Reporting Unit”). The Company’s annual goodwill impairment test, as of December 31, 2010, projected a decrease in revenues and expenses for the Utah Reporting Unit. The annual goodwill impairment test conducted at December 31, 2010, supported that the fair value of the Utah Reporting Unit exceeded the carrying value; as such, the Company concluded that the Utah Reporting Unit was not at risk of failing step one of the goodwill impairment test as of December 31, 2010. In accordance with ASC 350-20-35-30, the Company performed an assessment to determine whether it was more likely than not that the fair value of the Utah Reporting Unit was less than its carrying amount at September 30, 2011. Based on the results of the assessment, the Company did not believe that any event occurred or circumstances changed since December 31, 2010, including the decrease in the Utah Reporting Unit’s revenues and a decrease in our Utah

Reporting Unit’s expenses, that would potentially affect the fair value of our Utah reporting unit where it was more likely than not that the fair value of the Utah Reporting Unit had fallen below its carrying value. While the Company’s actual revenues in the Utah Reporting Unit for the nine months ended September 30, 2011 were lower than the Company’s overall expectations, the decrease in the Utah Reporting Unit’s operating expenses during the same period also exceeded the Company’s overall expectations. Accordingly, the Company has not performed an interim goodwill impairment test subsequent to the annual impairment test performed as of December 31, 2010. The Company will update its critical accounting policies disclosures in future filings.

Any questions regarding the above responses can be directed to me at (770) 306-7667 or to Jennifer Moseley at (205) 458-5442.

Thank you for your attention to this filing and response.

Very truly yours,

/s/ Michael S. Shanahan

Michael S. Shanahan

Chief Financial Officer